UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-50840

QC Holdings, Inc.
(Exact name of Issuer as specified in its charter)

9401 Indian Creek Parkway, Suite 1500, Overland Park, Kansas 66210; (913) 234-5000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.01 par value
(Description of class of securities)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 160

Pursuant to the requirements of the Securities Exchange Act of 1934, QC Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 11, 2016	By:	/s/ Douglas E. Nickerson
Chief Financial Officer